FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, C.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Act of 1934

For the month of:  January 15, 2003
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Commission File Number:  029718
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Las Vegas From Home.com Entertainment Inc.
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(Translation of registrant's name into English)

1460-701 West Georgia Street
P.O. Box 10147, Pacific Centre
Vancouver, BC, Canada V7Y 1C6
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(Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  	X		Form 40-F
		---				---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes				No		X
		---				---




BC FORM 53-901F
(Previously Form 27)

SECURITIES ACT (BRITISH COLUMBIA)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.  Reporting Issuer:

	Las Vegas From Home.com Entertainment Inc. (the "Company")
	P.O. Box 10147
	#1460-701 West Georgia Street
	Vancouver, BC  V7Y 1C6

2.  Date of Material Change:

	January 13, 2003

3.  News Release:

	News release was disseminated via Vancouver Stockwatch and Market News Publishing.

4. Summary of Material Change:

	The Company announced that it had entered into a consultancy agreement (the "Agreement") with Mr. Harry Migirdic of Montreal, Quebec ("Migirdic"), whereby Migirdic will provide investor relations services to the Company. The Agreement is effective for a period of 12 months commencing January 1, 2003 and may be terminated upon one month's written notice of termination. Migirdic is at arm's length to the Company.

	As compensation for his services, Migirdic will receive a monthly fee of $5,000 plus GST and a bonus totaling $25,000 during the term of the Agreement. In addition to the monthly fee and bonus, and subject to the approval of the TSX Venture Exchange ("TSX Venture") the Company and Migirdic shall enter into an Incentive Share Purchase Option Agreement whereby Migirdic shall be entitled to acquire 300,000 common shares in the capital of the Company during the term of the Agreement on terms and conditions acceptable to the TSX Venture.

5.  Full Description of Material Change:

	See attached Schedule "A"

6.  Senior Officer:

	Bedo H. Kalpakian, the Chairman of the Company, is knowledgeable about the material change and this report, and may be contacted at (604) 681-0204 for further information.


7.  Statement of Senior Officer:

	The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, British Columbia this 13th day of January, 2003.


LAS VEGAS FROM HOME.COM
ENTERTAINMENT INC.

"Bedo H. Kalpakian"
_______________________
Chairman


c.c.: 	TSX Venture Exchange
	Attention:  Listings

	Alberta Securities Commission
	Attention:  Continuous Disclosure

        Anfield Sujir Kennedy & Durno
        Attention:  Michael Kennedy





SCHEDULE "A"

NEWS RELEASE

Symbols:  LVH.TSX Venture Exchange
	  LVFHF.OTC Bulletin Board
    	  LVH.Berlin Stock Exchange

January 13, 2003

The Company announces that it has entered into a consultancy agreement (the "Agreement") with Mr. Harry Migirdic of Montreal, Quebec ("Migirdic"), whereby Migirdic will provide investor relations services to the Company. The Agreement is effective for a period of 12 months commencing January 1, 2003 and may be terminated upon one month's written notice of termination. Migirdic is at arm's length to the Company.

As compensation for his services, Migirdic will receive a monthly fee of $5,000 plus GST and a bonus totaling $25,000 during the term of the Agreement. In addition to the monthly fee and bonus, and subject to the approval of the TSX Venture Exchange
("TSX Venture") the Company and Migirdic shall enter into an Incentive Share Purchase Option Agreement whereby Migirdic shall be entitled to acquire 300,000 common shares in the capital of the Company during the term of the Agreement on terms and conditions acceptable to the TSX Venture.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT
TELEPHONE NUMBER (604) 681-0204, OR VISIT OUR WEBSITE AT
WWW.LVFH.COM

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

"Bedo H. Kalpakian"
_____________________________
Bedo H. Kalpakian, Chairman


THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.






Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Las Vegas From Home.com Entertainment Inc.
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(Registrant)

By:	"Bedo H. Kalpakian"
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	(BEDO H. KALPAKIAN, Chairman)

Date:	January 15, 2003
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